Consolidated

Balance sheets

March 31, 2006 and December 31, 2005

(Expressed in United States dollars)

	March 31, 2006	December 31, 2005
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$2,223,655	$1,222,729
Accounts receivable (net) and accrued revenue	912,933	401,524
Note receivable (note 3)	26,442	82,648
Inventory	37,252	40,438
Deposits and prepaid expenses	112,404	76,146

	3,312,686	1,823,485

Note receivable (note 3)	57,784	–
Property and equipment (note 4)	588,860	670,635
Deferred development costs (note 5)	297,518	352,750
Intangible assets (note 6)	155,073	155,455

	$4,411,921	$3,002,315

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$181,163	$285,786
Deferred revenue	40,483	45,011

	221,646	330,797

Convertible loan (net)(note 7)	504,088	–

	725,734	330,797

Shareholders’ equity
Share capital (note 8)	46,904,751	45,979,055
Warrants (note 9)	1,781,336	1,502,331
Contributed surplus (note 10)	1,452,558	1,442,408
Deficit	(46,452,458)	(46,252,276)

	3,686,187	2,671,518

	$4,411,921	$3,002,315

See accompanying notes to consolidated financial statements

Consolidated

Statements of Operations and Deficit

For the three month periods ended March 31, 2006 and 2005

(Expressed in United States dollars)

	2006	2005
	(unaudited)	(unaudited)
REVENUE
Royalties, licenses and engineering fees	$592,717	$337,648
Product sales	81,053	139,096

	673,770	476,744
Cost of product sales	8,074	46,806

	665,696	429,938
EXPENSES
Marketing	201,565	230,974
Operations	35,877	43,230
Product engineering	215,632	227,025
Administration	222,970	192,601
Foreign exchange loss	8,687	1,971
Amortization	183,506	101,684

	868,237	797,485

Loss before other items	(202,541)	(367,547)

OTHER ITEMS
Interest income	7,662	11,453
Interest on convertible loan	(425)	–
Amortization of debt issue costs	(543)	–
Other	–	(3,168)

	6,694	8,285

Loss before taxes	(195,847)	(359,262)
Foreign withholding tax	(4,335)	(15,885)

Net loss for period	(200,182)	(375,147)

Deficit, beginning of period	(46,252,276)	(43,701,568)

Deficit, end of period	$(46,452,458)	$(44,076,715)

Loss per common share (basic and diluted) (note 12)	$(0.02)	$(0.04)

See accompanying notes to consolidated financial statements

Consolidated

Statements of Cash Flows

For the three month periods ended March 31, 2006 and 2005

(Expressed in United States dollars)

	2006	2005
	(unaudited)	(unaudited)
Cash provided by (used in):

OPERATIONS
Loss for the period	$(200,182)	$(375,147)

Items not requiring (providing) cash:
Amortization	183,506	101,684
Stock based compensation	71,981	22,037
Amortization of debt issue costs	543	–

Changes in non-cash working capital balances (note 13)	(653,632)	(249,903)

	(597,784)	(501,329)

FINANCING
Issuance of common shares (net)	646,415	17,859
Issuance of warrants	496,455	–
Convertible loan (net)	503,545	–

	1,646,415	17,859

INVESTMENTS
Note receivable	(1,578)	–
Purchase of property and equipment	(9,422)	(82,654)
Purchase of deferred development costs	(23,080)	–
Purchase of intangible assets	(13,626)	(14,890)

	(47,705)	(97,544)

Increase (decrease) in cash and cash equivalents	1,000,926	(581,014)
Cash and cash equivalents, beginning of year	1,222,729	3,327,543

Cash and cash equivalents, end of year	$2,223,655	$2,746,529

See accompanying notes to consolidated financial statements

Notes

to Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2005

 (Expressed in United States dollars)

1.

Basis of presentation

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

The statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial statements.  These financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2005. These interim financial statements should be read in conjunction with the Company’s December 31, 2005 audited annual financial statements.  The disclosures provided below are incremental to those included in the annual financial statements.

The statements have been prepared by management and have not been reviewed the Company’s auditors.

2.

Joint venture:

At March 31, 2006, the company entered into an agreement with its' joint venture partners to acquire 100% of the joint venture and thus effectively terminate the joint venture. As such, 100% of the joint venture assets, liabilities, revenues and expenses less those portions earned by the joint venture partners during the quarter have been included in these financial statements. The assets, liabilities, revenues and expenses of the joint venture included are as follows:

Accounts receivable	$429,600
Deferred development costs	297,518
Net joint venture equity	(727,118)

Revenue	420,569
Expenses	78,313

During the first three months of 2006, the Company provided the joint venture net financing in the amount of $ 31,357.  These amounts were paid to a joint venture partner to facilitate the software development.

3.

Note receivable:

The note receivable is unsecured and bears interest at 8% per annum.  Payments of $26,442 are due in 2006, $6,000 in 2007, and the balance in 2008

4.

Property and equipment:

March 31, 2006	Cost	Accumulated amortization	Net book value
Sound source and control equipment	$545,463	$530,581	$14,882
Real time systems	905,534	901,668	3,866
Furniture and fixtures	230,668	210,685	19,983
Computer equipment	1,105,126	830,206	274,920
Software and production tooling	2,011,463	1,736,254	275,209

	$4,798,254	$4,209,394	$588,860

5.

Deferred development costs:

March 31, 2006	Cost	Accumulated amortization	Net book value
Software development costs	$827,644	$530,126	$297,518

6.

Intangible assets:

March 31, 2006	Cost	Accumulated amortization	Net book value
Patents and trademarks	$942,534	$792,623	$149,911
Purchased customer list	34,418	29,256	5,162
Licensing rights	428,453	428,453	–

	$1,405,405	$1,250,332	$155,073

7.

Convertible loan:

The Company entered into a convertible loan agreement for $1,000,000.  The loan bears interest at US prime rate, payable quarterly.  The term of the loan is the shorter of 5 years or the date of conversion.  The amount owed can be converted for $3.25 per share at any time at the option of the lender.  Conversion may take place in whole or in part, however a minimum of 25,000 shares ($81,250) is to be converted each time.  As part of the transaction, 400,000 warrants, exercisable at $4.50 with a 5 year term were issued.

The amount contributed to the warrants was calculated taking the total cash proceeds of the convertible loan on a pro-rata basis with the fair value of the warrants and the total amount of the face value of the convertible loan.  The amount deducted as the value of the warrants will be amortized over 5 years and charged to income.

Cash received	$1,000,000
Less warrants valued under Black-Scholes (note 9)	(496,455)
503,545
Amortization of debt issue costs	543

$504,088

8.

Share capital:

	Number of Shares	Consideration
Balance December 31, 2005	8,661,985	$45,979,055

Issued for cash on exercise of options	67,800	126,415
Reclassification from contributed surplus on exercise of stock options	–	61,831
Issued for wash on exercise of warrants	500,000	520,000
Reclassification from warrants on exercise of warrants	–	217,450

Balance March 31, 2006	9,229,785	$46,904,751

9.

Warrants:

	Number of Warrants	Consideration
Balance December 31, 2005	714,130	$1,502,331

Issued for cash	400,000	496,455
Exercised	(500,000)	(217,450)

Balance March 31, 2006	614,130	$1,781,336

The amount contributed to the warrants was calculated taking the total cash proceeds of the convertible loan on a pro-rata basis with the fair value of the warrants and the total amount of the face value of the convertible loan.  The fair value of the warrants issued was calculated using the Black-Scholes pricing model using the assumptions stated below:

Risk free interest rate	5.5%
Volatility	71%
Life of the warrant	5 years
Dividend yield	0%

The following table summarizes the information about warrants outstanding at March 31, 2006:

Warrants Outstanding and Exercisable	Exercise Price	Remaining Term (years)
400,000	$4.50	5.0
75,000	7.77	3.7
139,130	9.12	3.7

614,130	$5.95	4.5

Each warrant is exercisable for one common share of the Company.

10.

Contributed surplus:

Balance December 31, 2005	$1,442,408

Increase due to stock based compensation	71,981
Decrease due to stock options exercised	(61,831)

Balance March 31, 2006	$1,452,558

11.

Stock option plan:

	Number of Shares	Exercise price per share			Weighted average exercise price
Balance December 31, 2005	977,533	$0.47	–	4.56	$1.45

Granted	15,000	3.50	–	3.50	3.50
Exercised	(67,800)	1.04	–	2.40	1.86

Balance March 31, 2006	924,733	$0.47	–	4.56	$1.45

The following table summarizes the information about stock options outstanding at March 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at March 31, 2005	Weighted- Average Remaining Term (Years)	Weighted- Average Exercise Price	Number Exercisable at March 31, 2005	Weighted Average Exercise Price
$0.47	219,307	0.7	$0.47	219,307	$0.47
1.04 to 1.75	394,193	0.7	1.21	394,193	1.21
1.88 to 2.40	261,233	5.4	2.21	151,300	2.08
3.50 to 4.56	50,000	3.5	3.65	5,000	4.56
	924,733	2.2	$1.45	769,800	$1.19

12.

Loss per share:

Basic loss per share	March 31, 2006	March 31, 2005
Net loss	$(200,182)	$(375,147)
Weighted average number of shares outstanding	8,695,166	8,414,013

Loss per share	$(0.02)	$(0.04)

Diluted loss per share	March 31, 2006	March 31, 2005
Net Loss	$(200,182)	$(375,147)
Weighted average number of shares outstanding	8,695,166	8,414,013
Weighted average number of stock options potentially exercisable	562,071	813,961
Weighted average number of warrants potentially exercisable	–	488,498
Weighted average number of diluted shares outstanding	9,257,237	9,716,472

Diluted loss per share	$(0.02)	$(0.04)

In calculating the weighted average number of diluted shares above, the Company excluded 5,000 stock options (2005 – nil) and 614,130 warrants (2005 – 214,130) because the exercise price was greater than the average market price for the period.

13.

Supplementary cash flow information:

Changes in non-cash working capital balances	March 31, 2006	March 31, 2005
Accounts receivable	$(511,409)	$(251,710)
Inventory	3,186	41,556
Deposits and prepaid expenses	(36,258)	(74,041)
Accounts payable and accrued liabilities	(104,623)	25,341
Deferred revenue	(4,528)	8,951

	$(653,632)	$(249,903)

Interest received in cash	$11,124	$13,380

Withholding taxes paid in cash	$4,335	$15,885

14.

Segmented information:

For the three month period ended March 31, 2006	Audio	E-Commerce	Telephony	Total
Revenues	$621,818	$42,802	$9,150	$673,770
Interest revenue	6,746	–	916	7,662
Amortization	112,952	7,137	63,417	183,506
Segment loss before other items	(109,233)	(17,678)	(75,630)	(202,541)
Segment assets	3,921,832	131,744	358,345	4,411,921
Expenditures for property and equipment	9,107	315	–	9,422
Expenditures for intangible assets	13,625	–	–	13,625

For the three month period ended March 31, 2005	Audio	E-Commerce	Telephony	Total
Revenues	$410,476	$52,644	$13,624	$476,744
Interest revenue	11,022	–	431	11,453
Amortization	52,192	6,760	42,732	101,684
Segment loss before other items	(96,829)	(34,750)	(235,968)	(367,547)
Segment assets	3,758,535	117,035	1,051,305	4,926,875
Expenditures for property and equipment	49,769	256	32,629	82,654
Expenditures for intangible assets	14,890	–	–	14,890

Geographic information	March 31, 2006 Revenue	March 31, 2005 Revenue
Canada	$2,511	$689
United States	179,794	326,467
Asia	488,965	115,562
Europe	–	34,026
Other	2,500	–

	$673,770	$476,744

15.

Reconciliation to United States accounting principles:

Three months ended March 31,	2006	2005
Net loss for the year as reported in accordance with Canadian GAAP	$(200,182)	$(375,147)
Amortization	20,218	–

Net loss under US GAAP	$(179,964)	$(375,147)

Net loss per share (basic and diluted) under US GAAP	$(0.02)	$(0.04)

March 31, 2006	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$3,312,686	$–	$3,312,686
Note receivable	57,784	–	57,784
Property and equipment	588,860	–	588,860
Deferred development costs	297,518	(60,653)	236,865
Intangible assets	155,073	–	155,073

	$4,411,921	$(60,653)	$4,351,268

Current liabilities	$221,646	$–	$221,646
Convertible loan	504,088	–	504,088
Shareholder’s equity:
Common shares	46,904,751	202,058	47,106,809
Warrants	1,781,336	–	1,781,336
Contributed Surplus	1,452,558	–	1,452,558
Deficit	(46,452,458)	(262,711)	(46,715,169)

	$4,411,921	$(60,653)	$4,351,268